EXHIBIT 12


                Statement of Ratio of Earnings to Fixed Charges

                                                              Nine Months
                        Year Ended December 31,           Ended September 30,
                        -----------------------           -------------------
                 1992    1993    1994    1995     1996      1996       1997
                 ----    ----    ----    ----     ----      ----       ----

Ratio of
  earnings to
  fixed
  charges        3.8      4.5     3.6     3.9     4.9       4.3        4.3



           For purpose of computing the ratio of earnings to fixed charges, earnings are defined as income before provision for income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt discount and debt issuance costs and a portion of rent expense which is deemed to be representative of an interest factor.